Product supplement no. 37-III   **Registration Statement No. 333-130051**
To prospectus dated December 1, 2005 and   **Dated November 6, 2006**
prospectus supplement dated October 12, 2006   **Rule 424(b)(2)**



JPMorgan Chase & Co.
Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average^{SM}*

* not including the common stock of JPMorgan Chase & Co.

<u>General</u>

- JPMorgan Chase & Co. may, from time to time, offer and sell reverse exchangeable notes linked to the individual common stocks included in the Dow Jones Industrial Average^{SM} as of November 3, 2006 other than the common stock of JPMorgan Chase & Co. We refer to each of these 29 common stocks as a Reference Stock and, together, as the Reference Stocks. This product supplement no. 37-III describes terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement shall control.

- Payment at maturity is **not** linked to a basket of stocks composed of the Reference Stocks nor is it linked to the Dow Jones Industrial Average^{SM} itself. Payment at maturity is linked to the performance of each of the Reference Stocks individually, as described below.

- The notes are the senior unsecured obligations of JPMorgan Chase & Co.

- We will pay interest at the interest rate specified in the relevant terms supplement. However, **the notes do not guarantee any return of principal at maturity**. Instead, the payment at maturity will be based on the performance of the Reference Stocks during the term of the notes. In addition, under the circumstances described below, for each note, you may receive at maturity, in addition to any accrued and unpaid interest, a predetermined number of shares of one of the Reference Stocks or the cash value thereof based on the Final Share Price of such Reference Stock rather than the principal amount of the notes. **The market value of the shares of the Least Performing Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will be less than the principal amount of your notes and may be zero.**

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-25.

- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.

- The issuers of the Reference Stocks are not affiliates of ours and are not receiving any of the proceeds of any note offering. The obligations under the notes are our obligations only and the issuers of the Reference Stocks will have no obligations of any kind under the notes. Investing in the notes is not equivalent to investing in the Reference Stocks.

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

<u>Key Terms</u>

Reference Stocks: Unless otherwise specified in the relevant terms supplement, payment at maturity will be linked to the following 29 common stocks (each, a "Reference Stock" and, together, the "Reference Stocks"). The Reference Stocks are the component stocks of the Dow Jones Industrial Average^{SM} as of November 3, 2006, excluding the common stock of JPMorgan Chase & Co. The table below sets forth the 29 issuers of the Reference Stocks, as well as the ticker symbol for each Reference Stock and the U.S. exchange on which each Reference Stock is listed. The Reference Stocks will not be modified for changes in the composition of the Dow Jones Industrial Average^{SM} during the term of the notes,

(continued on next page)

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 37-III, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMORGAN

November 6, 2006

Key Terms (continued)

but may be modified in the case of certain corporate events. See "General Terms of Notes — Anti-dilution Adjustments." Subject to the foregoing, the Reference Stocks are as follows:

Ticker Symbol	Issuer	Exchange
AA	Alcoa Inc.	NYSE
AIG	American International Group, Inc.	NYSE
AXP	American Express Company	NYSE
BA	The Boeing Company	NYSE
C	Citigroup Inc.	NYSE
CAT	Caterpillar Inc.	NYSE
DD	E. I. du Pont de Nemours and Company	NYSE
DIS	The Walt Disney Company	NYSE
GE	General Electric Company	NYSE
GM	General Motors Corporation	NYSE
HD	The Home Depot, Inc.	NYSE
HON	Honeywell International Inc.	NYSE
HPQ	Hewlett-Packard Company	NYSE
IBM	International Business Machines Corporation	NYSE
INTC	Intel Corporation	NASDAQ
JNJ	Johnson & Johnson	NYSE
KO	The Coca-Cola Company	NYSE
MCD	McDonald's Corporation	NYSE
MMM	3M Company	NYSE
MO	Altria Group, Inc.	NYSE
MRK	Merck & Co., Inc.	NYSE
MSFT	Microsoft Corporation	NASDAQ
PFE	Pfizer Inc.	NYSE
PG	The Procter & Gamble Company	NYSE
T	AT&T Corp.	NYSE
UTX	United Technologies Corporation	NYSE
VZ	Verizon Communications Inc.	NYSE
WMT	Wal-Mart Stores, Inc.	NYSE
XOM	Exxon Mobil Corporation	NYSE

Interest Rate: As specified in the relevant terms supplement.

Payment at Maturity: You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity ***unless*** (a) a Trigger Event has occurred and (b) the Cash Value of the Physical Delivery Amount for the Least Performing Reference Stock is less than $1,000, in which case in lieu of $1,000 in cash you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) for the Least Performing Reference Stock. **The market value of the shares of the Least Performing Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.** See "Risk Factors" for further information.

Trigger Event: A Trigger Event occurs if, (a) for notes with continuous Reference Stock monitoring, at any time during the Monitoring Period, **the price of any Reference Stock** quoted on the Relevant Exchange has declined, as compared to that particular Reference Stock's Initial Share Price, by more than that Reference Stock's Protection Amount, or (b) for notes with daily Reference Stock monitoring, on any day during the Monitoring Period, **the closing price of any Reference Stock** has declined, as compared to that particular Reference Stock's Initial Share Price, by more than that Reference Stock's Protection Amount.

The relevant terms supplement will specify whether continuous or daily Reference Stock monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Reference Stocks. For example, the relevant terms supplement may specify weekly Reference Stock monitoring for purposes of determining whether the respective Reference Stock has declined from its Initial Share Price by more than its Protection Amount.

Key Terms (continued)

Monitoring Period: As specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Monitoring Period consists of each day from the pricing date to and including the Observation Date or the final Averaging Date.

Physical Delivery Amount: For each Reference Stock, the number of shares of such Reference Stock per $1,000 principal amount note equal to $1,000 divided by the Initial Share Price of such Reference Stock.

Cash Value: For each Reference Stock, the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of such Reference Stock and (2) the Final Share Price of such Reference Stock.

Protection Amount: For each Reference Stock, the amount is equal to a percentage, as specified in the relevant terms supplement, of such Reference Stock's Initial Share Price. For example, the relevant terms supplement may specify that the Protection Amount for each Reference Stock is equal to 20% of its respective Initial Share Price. Thus, if the relevant terms supplement specifies that the Protection Amount for each Reference Stock is 20% of its respective Initial Share Price, the Protection Amount for a Reference Stock that has a hypothetical Initial Share Price of $10.00 would be $2.00 and the Protection Amount for a different Reference Stock that has a hypothetical Initial Share Price of $20.00 would be $4.00. Accordingly, the Protection Amounts applicable to each of the Reference Stocks will vary. The Protection Amount for a Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting such Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."

Initial Share Price: For each Reference Stock, the closing price of such Reference Stock on the pricing date, or such other date or dates as specified in the relevant terms supplement, divided by the Stock Adjustment Factor. The Initial Share Price for a Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting such Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."

Final Share Price: For each Reference Stock, the closing price of such Reference Stock on the Observation Date, or the arithmetic average of the closing prices of such Reference Stock on each of the Averaging Dates or such other date or dates as specified in the relevant terms supplement.

Stock Adjustment Factor: Unless otherwise specified in the terms supplement, for each Reference Stock, the Stock Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting such Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."

Least Performing Reference Stock: The Reference Stock with either (1) the largest percentage decrease between its Initial Share Price and its Final Share Price, as compared to the percentage decreases or increases between the respective Initial Share Prices and Final Share Prices of the other Reference Stocks, or, (2) if the Final Share Price of each of the Reference Stocks has appreciated in value as compared to its respective Initial Share Price, the smallest percentage increase between such Reference Stock's Initial Share Price and such Reference Stock's Final Share Price, as compared to the percentage increases between the respective Initial Share Prices and Final Share Prices of the other Reference Stocks. The determination of the Least Performing Reference Stock may be affected by the occurrence of certain corporate events affecting one or more of the Reference Stocks.

Valuation Date(s): The Final Share Price of each Reference Stock will be determined either on a single date, which we refer to as the Observation Date, or over several dates, each of which we refer to as an Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Valuation Dates in this product supplement. Any Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Maturity Date: As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 37-III and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 37-III and with respect to JPMorgan Chase & Co. This product supplement no. 37-III, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational material of ours. The information in the relevant terms supplement, this product supplement no. 37-III and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 37-III are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 37-III and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 37-III and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 37-III nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 37-III nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 37-III and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 37-III and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction n° 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 37-III or the accompanying prospectus supplement, prospectus or terms supplement may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 37-III and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 37-III nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 37-III, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The notes may not be publicly offered in Switzerland, as such term is defined or interpreted under the Swiss Code of Obligations. Neither this product supplement no. 37-III, the accompanying prospectus supplement, prospectus or terms supplement nor any of the documents related to the notes constitute a prospectus in the sense of article 652a or 1156 of the Swiss Code of Obligations.

In addition, notes that fall within the scope of the Swiss Investment Fund Act may not be offered and distributed by means of public advertising in or from Switzerland, as such term is defined or interpreted under the Swiss Investment Fund Act. Such notes will not be registered with the Swiss Federal Banking Commission under the Swiss Investment Fund Act and the corresponding Swiss Investment Fund Ordinance and investors will, therefore, not benefit from protection under the Swiss Investment Fund Act or supervision by the Swiss Federal Banking Commission.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 37-III have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our notes linked to the Reference Stocks.

General

The notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the individual common stocks included in the Dow Jones Industrial Average℠ as of November 3, 2006 other than the common stock of JPMorgan Chase & Co. (each such common stock, a "Reference Stock" and, together, the "Reference Stocks"). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes offer a higher interest rate than the yield that we believe would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. **However, the notes do not guarantee any return of principal at maturity; therefore, you must be aware of the risk that you may lose some or all of the principal amount of your notes at maturity.** Regardless of whether you receive at maturity your principal amount or the Physical Delivery Amount (or, at our election, the Cash Value thereof) (as described under "— Payment at Maturity"), you will be entitled to periodic interest payments on the principal amount of your notes as specified in the terms supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 37-III. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement shall control.

Payment at Maturity

Your principal is protected against a decline in the value of each Reference Stock up to the Protection Amount for such Reference Stock. You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity **unless** (a) a Trigger Event has occurred and (b) the Cash Value of the Physical Delivery Amount for the Least Performing Reference Stock is less than $1,000, in which case in lieu of $1,000 in cash you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) for the Least Performing Reference Stock. **The market value of the shares of the Least Performing Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.** See "Risk Factors" for further information.

A "Trigger Event" occurs if, (a) for notes with continuous Reference Stock monitoring, at any time during the Monitoring Period, the price of any Reference Stock quoted on the Relevant Exchange has declined, as compared to that particular Reference Stock's Initial Share Price, by more than such Reference Stock's Protection Amount, or (b) for notes with daily Reference Stock monitoring, on any day during the Monitoring Period, the closing price of any Reference Stock has declined, as compared to that particular Reference Stock's Initial Share Price, by more than such Reference Stock's Protection Amount.

The relevant terms supplement will specify whether continuous or daily Reference Stock monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Reference Stocks. For example, the relevant terms supplement may specify weekly Reference Stock monitoring for purposes of determining whether the respective Reference Stock has declined from its Initial Share Price by more than its Protection Amount.

The "Monitoring Period" shall be specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Monitoring Period consists of each day from the pricing date to and including the Observation Date or the final Averaging Date.

Unless otherwise specified in the applicable terms supplement, for each Reference Stock the "Physical Delivery Amount" shall be the number of shares of such Reference Stock per $1,000 principal amount note equal to $1,000 divided by the Initial Share Price of such Reference Stock.

Unless otherwise specified in the applicable terms supplement, for each Reference Stock the "Cash Value" shall be the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of such Reference Stock and (2) the Final Share Price of such Reference Stock.

For each Reference Stock, the "Protection Amount" shall be the amount equal to a percentage, as specified in the relevant terms supplement, of such Reference Stock's Initial Share Price. For example, the relevant terms supplement may specify that the Protection Amount for each Reference Stock is equal to 20% of its respective Initial Share Price. Thus, if the relevant terms supplement specifies that the Protection Amount for each Reference Stock is 20% of its respective Initial Share Price, the Protection Amount for a Reference Stock with a hypothetical Initial Share Price of $10.00 would be $2.00 and the Protection Amount for a different Reference Stock with a hypothetical Initial Share Price of $20.00 would be $4.00. Accordingly, the Protection Amounts applicable to each of the Reference Stocks will vary. The Protection Amount for a Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting such Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments.

Unless otherwise specified in the applicable terms supplement, for each Reference Stock, the "Initial Share Price" means the closing price of such Reference Stock on the pricing date, divided by the Stock Adjustment Factor for such Reference Stock. The Initial Share Price for a Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting such Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."

Unless otherwise specified in the applicable terms supplement, for each Reference Stock, the "Stock Adjustment Factor" shall be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting such Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."

Unless otherwise specified in the applicable terms supplement, for each Reference Stock, "Final Share Price" means the closing price of such Reference Stock on the Observation Date or the arithmetic average of the closing prices of such Reference Stock on each of the Averaging Dates or such other date or dates as specified in the applicable terms supplement. The "Valuation Date(s)" will be a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Averaging Date. The relevant terms supplement will specify the manner in which the Final Share Price is determined.

Unless otherwise specified in the applicable terms supplement, the Least Performing Reference Stock shall be the individual Reference Stock with either (1) the largest percentage decrease between its Initial Share Price and its Final Share Price, as compared to the percentage decreases or increases between the respective Initial Share Prices and Final Share Prices of the other Reference Stocks, or, (2) if the Final Share Price of each of the Reference Stocks has appreciated in value as compared to its respective Initial Share Price, the smallest percentage increase between such Reference Stock's Initial Share Price and such Reference Stock's Final Share Price, as compared to the percentage increases between the respective Initial Share Prices and Final Share Prices of the other Reference Stocks. The determination of the Least Performing Reference Stock may be affected by the occurrence of certain corporate events affecting one or more of the Reference Stocks.

Unless otherwise specified in the applicable terms supplement, "pricing date" means the day we price the notes for initial sale to the public.

Unless otherwise specified in the applicable terms supplement except in the limited circumstances specified under "General Terms of Notes — Anti-dilution Adjustments — Reorganization Events," the "Reference Stocks" shall be the common stocks specified on the cover page of this product supplement. Each of the Reference Stocks is, individually, a "Reference Stock."

For each Reference Stock, "Relevant Exchange" means the primary U.S. exchange or market for trading for such Reference Stock.

Unless otherwise specified in the applicable terms supplement, the "closing price" for one share of each Reference Stock (or one unit of any other security for which a closing price must be determined) on any trading day means:

- if such Reference Stock (or any such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way, of the principal trading session on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which such Reference Stock (or any such other security) is listed or admitted to trading,

- if such Reference Stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by the National Association of Securities Dealers, Inc. (the "NASD"), the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for such Reference Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

Unless otherwise specified in the applicable terms supplement, a "trading day" is a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange (the "NYSE"), the American Stock Exchange LLC (the "AMEX"), the NASDAQ Stock Market ("NASDAQ"), the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States and a market disruption event has not occurred.

Unless otherwise specified in the applicable terms supplement, a "business day" is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

The maturity date for the notes will be set forth in the relevant terms supplement. If the scheduled maturity date (as specified in the applicable terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Valuation Date, as postponed, unless otherwise specified in the applicable terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with The Depository Trust Company ("DTC") no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market or by private agreement.

Notes with a maturity of more than one year

If a Valuation Date is not a trading day or if there is a market disruption event on such day, the Valuation Date shall be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing; *provided* that the Final Share Price for any Reference Stock shall not be determined on a date later than the tenth scheduled trading day after the final scheduled Valuation Date, and if such day is not a trading day, or if there is a market disruption event on such date, the Final Share Price for each Reference Stock shall deemed to be the closing price of such Reference Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day).

Notes with a maturity of not more than one year

If a market disruption event occurs on any Valuation Date, or such date is not a trading day, the closing price of each Reference Stock will be determined on the immediately succeeding trading day on which no market disruption event shall have occurred or be continuing; *provided* that the final Valuation Date shall not be postponed more than ten scheduled trading days from the final scheduled Valuation Date, *provided further* that the final Valuation Date, as postponed, shall not produce a maturity date (including the issue date but not the maturity date) more than one year after the issue date (any such date, the "Final Disrupted Valuation Date"). If the final Valuation Date has been postponed to the Final Disrupted Valuation Date, and such Final Disrupted Valuation Date is not a trading day, or if there is a market disruption event on such Final Disrupted Valuation Date, the Final Share Price for each Reference Stock shall be deemed to be the closing price of such Reference Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day).

Interest Payments

For each interest period, unless otherwise specified in the terms supplement, for each $1,000 principal amount note, the interest payment for each interest period will be calculated as follows:

$1,000 x interest rate x (number of days in the interest period / 360),

where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

The notes will bear interest at a rate per annum specified in the applicable terms supplement. Interest will accrue from the issue date of the notes to but excluding the maturity date. Interest will be paid in arrears on each Interest Payment Date to and including the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that Interest Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

The "interest rate" shall be specified in the relevant terms supplement.

An "interest period" is the period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, or as specified in the relevant terms supplement.

An "Interest Payment Date" will be as specified in the relevant terms supplement, provided that no Interest Payment Date shall be more than twelve months after the immediately prior Interest Payment Date or issue date of the notes, as applicable. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next Interest Period will commence as if the payment had not been delayed.

No Fractional Share

If we deliver shares of the Least Performing Reference Stock to you at maturity, we will pay cash in lieu of delivering any fractional share of the Least Performing Reference Stock in an amount equal to the product of the closing price of the Least Performing Reference Stock multiplied by such fractional amount as determined by the calculation agent on the final Valuation Date.

Delivery of shares of Reference Stock

We may designate any of our affiliates to deliver any shares of the Least Performing Reference Stock pursuant to the terms of the notes and we shall be discharged of any obligation to deliver such shares of the Least Performing Reference Stock to the extent of such performance by our affiliates. Reference in this product supplement to delivery of shares of the Least Performing Reference Stock by us shall also include delivery of such shares by our affiliates.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes pay interest as specified in the relevant terms supplement but do not guarantee any return of principal at maturity. Investing in the notes is not equivalent to investing directly in one or more of the Reference Stocks. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

Your investment in the notes may result in a loss

The notes do not guarantee any return of principal. Your return of principal is protected so long as the closing price (in the case of daily monitoring) or price (in the case of continuous monitoring), of each Reference Stock at all times during the Monitoring Period is not less than that particular Reference Stock's Initial Share Price by more than that Reference Stock's Protection Amount or so long as the Final Share Price of each of the Reference Stocks has appreciated as compared to its Initial Share Price. Assuming daily Reference Stock monitoring applies, if the closing price of any Reference Stock during the Monitoring Period has declined, as compared to its Initial Share Price, by more than its Protection Amount and the Cash Value of the Physical Delivery Amount for the Least Performing Reference Stock is less than $1,000, for each $1,000 principal amount note, in lieu of $1,000 in cash, you will receive at maturity the Physical Delivery Amount (or, at our election, the Cash Value thereof) for the Least Performing Reference Stock. **The market value of the shares of the Least Performing Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.**

Because you will not benefit from any appreciation in any of the Reference Stocks above the Initial Share Price of any Reference Stock, you will not receive a payment at maturity with a value greater than the principal amount of your notes, plus accrued and unpaid interest

At maturity, you will receive a payment with a value no greater than the principal amount of your notes plus the final interest payment, and the total payment you receive over the term of the notes will not exceed the principal amount of your notes plus the interest payments paid during the term of the notes. Accordingly, for each $1,000 principal amount note, you will not receive a payment at maturity with a value that exceeds $1,000 plus the final interest payment, or a total payment over the term of the notes of more than the principal amount plus the interest payment as specified in the relevant terms supplement. Even if the Final Share Price of the Least Performing Reference Stock exceeds the Initial Share Price of the Least Performing Reference Stock, you will receive only the principal amount of your notes, regardless of any appreciation in the value of any of the Reference Stocks.

Your return on your investment in the notes will be limited to the interest payments on the notes

The only return that you will receive on your investment in the notes will be the interest payments specified in the relevant terms supplement.

In certain circumstances, your payment at maturity will be determined by the Least Performing Reference Stock

If the closing price (in the case of daily monitoring) or price (in the case of continuous monitoring) of any of the Reference Stocks has declined, as compared to its Initial Share Price, by more than its Protection Amount during the Monitoring Period (which we refer to as a Trigger Event), your payment at maturity will be determined by reference to the Least Performing Reference Stock. Under such circumstances, your payment at maturity will not be greater than the applicable principal amount of your notes and will most likely be less than the principal amount of your notes and may be zero, even if the Final Share Price of one or more or all of the other Reference Stocks has appreciated significantly as compared to its Initial Share Price.

For example, if a Trigger Event has occurred and the Final Share Price of the Least Performing Reference Stock is $5.00 as compared to the Initial Share Price of the Least Performing Reference Stock of $10.00 (representing a decline of 50%), you would receive a payment at maturity in shares of the Least Performing Reference Stock with a value of $500 (calculated as follows: ($1,000 / $10.00) * ($5.00) = $500) plus any accrued and unpaid interest, subject to our election to deliver cash in lieu of such shares. Under these circumstances, you would receive this $500 payment at maturity in lieu of the principal amount of your notes even if the Final Share Price of one or more or all of the other Reference Stocks has appreciated significantly as compared to the relevant Initial Share Price.

You are exposed to the closing price risk of each Reference Stock

Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Reference Stocks. Rather, you will receive fixed interest payments at the rate specified by the relevant terms supplement and your payment at maturity will be contingent upon the performance of each individual Reference Stock. Unlike an instrument with a return linked to a basket of common stocks or other underlying assets, in which risk is mitigated and diversified among all of the components of the basket, you will be exposed equally to the risks related to *all* of the Reference Stocks. Poor performance by any one of the Reference Stocks over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by a positive performance by any or all of the other Reference Stocks. Accordingly, your investment is subject to the closing price risk of each Reference Stock.

You cannot predict the future performance of a Reference Stock based on its historical performance. The price of a Reference Stock may decline by more than its Protection Amount during the Monitoring Period even though such Reference Stock has not experienced such a price decrease in the past.

The payment you receive on the notes may be based on a Reference Stock that never declined below its Initial Share Price by more than its Protection Amount

If a Trigger Event has occurred, your payment at maturity will likely be determined by the Least Performing Reference Stock even if that Reference Stock did not cause the occurrence of the Trigger Event. For example, assuming the relevant terms supplement specifies that the Protection Amount for each Reference Stock is equal to 30% of the Initial Share Price of each Reference Stock, if a Trigger Event has occurred with respect to Reference Stock A and Reference Stock A subsequently increases in value so that its Final Share Price exceeds its Initial Share Price, your payment at maturity will not necessarily be based on the performance of Reference Stock A. Instead, if the percentage decrease between the Initial Share Price and the Final Share Price of Reference Stock B is 20%, and each of the other 28 Reference Stocks (including Reference Stock A) have a Final Share Price that has appreciated in value from its respective Initial Share Price, your payment at maturity will be based on the performance of Reference Stock B. Under these circumstances, you would receive shares of Reference Stock B or cash, at our election, with a value equal to $800 for each $1,000 principal amount note even though Reference Stock B did not decline below its Protection Amount at any time during the Monitoring Period.

You will have no ownership rights in the Reference Stocks

Investing in the notes is not equivalent to investing in the Reference Stocks. As an investor in the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights, dividend payments or other distributions.

We have no affiliation with the issuers of the Reference Stocks

The issuers of the Reference Stocks are not affiliates of ours and are not involved in any of our offerings of notes pursuant to this product supplement in any way. Consequently, we have no control of the actions of the issuers of the Reference Stocks, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuers of the

Reference Stocks have no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuers of the Reference Stocks.

In addition, as we are not affiliated with the issuers of the Reference Stocks, we do not assume any responsibility for the adequacy of the information about the Reference Stocks or their issuers contained in this product supplement, any terms supplement or in any of the Reference Stock issuers' publicly available filings. We are not responsible for such issuers' public disclosure of information on themselves or the Reference Stocks, whether contained in Securities Exchange Commission filings or otherwise. As an investor in the notes, you should make your own investigation into the Reference Stocks.

The closing price of a Reference Stock on the pricing date may be significantly higher than the historical average trading price for such Reference Stock

If the closing price (in the case of daily monitoring) or price (in the case of continuous monitoring) of a Reference Stock decreases, as compared to such Reference Stock's Initial Share Price, by more than such Reference Stock's Protection Amount, a Trigger Event will have occurred with respect to such Reference Stock. The reference price for determining whether a Trigger Event has occurred with respect to such Reference Stock is, unless otherwise specified in the relevant terms supplement, the closing price of such Reference Stock on the pricing date (which we refer to as the Initial Share Price for such Reference Stock). The closing price of a Reference Stock on the pricing date may be significantly higher than the historical average trading price for such Reference Stock, which could increase the likelihood of the occurrence of a Trigger Event with respect to such Reference Stock. In addition, on the pricing date, stock prices generally in the market may be significantly higher than historical averages, which could increase the likelihood of subsequent declines in stock prices during the Monitoring Period.

The notes are designed to be held to maturity

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Reference Stocks have appreciated since the date of the issuance of notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. is willing to buy the notes. If at any time J.P. Morgan Securities Inc. or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes may be influenced by many unpredictable factors

Many economic and market factors will influence the value of the notes. We expect that, generally, the prices of the Reference Stocks and interest rates on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the prices of the Reference Stocks. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- whether the Reference Stocks close (in the case of daily monitoring) or trade (in the case of continuous monitoring) below their respective Initial Share Prices by more than their respective Protection Amounts during the Monitoring Period;

- the dividend rates paid on the Reference Stocks (while not paid to holders of the notes, dividend payments on the Reference Stocks may influence the market price of the Reference Stocks and the market value of options on the Reference Stocks and therefore affect the market value of the notes);

- supply and demand for the notes, including inventory positions of J.P. Morgan Securities Inc. or any other market maker;

- the expected frequency and magnitude of changes in the market prices of the Reference Stocks (volatility);

- the expected positive or negative correlation among the Reference Stocks, or the expected absence of any such correlation;

- economic, financial, political and regulatory or judicial events that affect the Reference Stocks or stock markets generally;

- interest and yield rates in the market generally;

- the time remaining to the maturity of the notes; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Reference Stocks based on their respective historical performances.

While it is possible that the notes could trade above their principal amount prior to maturity, the likelihood of such an increase is limited by market factors and the fact that the amount payable at maturity will not exceed 100% of the principal amount of the notes. Even if the notes did trade above their principal amount prior to maturity, the only way to realize such a market premium would be to sell your notes in a secondary market transaction, if such a transaction were available. **Moreover, if you sell your notes prior to maturity, you may have to sell them at a substantial discount from their principal amount if the market prices of the Reference Stocks are at, below or not sufficiently above their respective Initial Share Prices.**

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity

While the payment at maturity, if any, will be based on the principal amount of your notes, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

If the market values of the Reference Stocks change, the market value of your notes may not change in the same manner

Owning the notes is not the same as owning the Reference Stocks. Accordingly, changes in the respective market values of the Reference Stocks may not result in a comparable change in the market value of the notes. If the closing prices of the Reference Stocks on any trading day increases above their respective Initial Share Prices, the value of the notes may not increase comparably, if at all. It is also possible for the values of the Reference Stocks to increase moderately while the value of the notes declines.

If, prior to the occurrence of a Trigger Event, any of the Reference Stocks trades at closing prices that are less than its respective Initial Share Price by an amount that is close to or more than its Protection Amount, we expect the market value of the notes to decline to reflect, among a number of factors, that your payment at maturity will most likely be less than the principal amount of your notes.

One or more of the Reference Stocks may be removed from the Dow Jones Industrial Average^{SM}

At the discretion of Dow Jones & Company, Inc. ("Dow Jones"), which calculates, maintains and publishes the Dow Jones Industrial Average^{SM}, one or more of the Reference Stocks may be removed from the Dow Jones Industrial Average^{SM} at any time. If a Reference Stock is removed from the Dow Jones Industrial Average^{SM} or replaced with a different common stock by Dow Jones, we will not necessarily remove such Reference Stock or substitute a replacement common stock for such Reference Stock to reflect such a change in the composition of the Dow Jones Industrial Average^{SM}, except in the limited circumstances described under "General Terms of Notes — Anti-dilution Adjustments — Reorganization Events." The Reference Stocks listed in this product supplement, subject to modification as specified in the applicable terms supplement, will remain Reference Stocks unless replaced pursuant to the terms of this product supplement. See "General Terms of Notes" for more information.

A removal of one or more of the Reference Stocks from the Dow Jones Industrial Average^{SM} may have an adverse affect on the closing price of such Reference Stock. Such a removal may also cause the closing price of such Reference Stock to decline, as compared to such Reference Stock's Initial Share Price, by more than such Reference Stock's Protection Amount for the first time thereby causing a Trigger Event.

The Reference Stocks may change following certain corporate events

Following certain corporate events relating to an issuer of a Reference Stock, such as a stock-for-stock merger where such issuer is not the surviving entity or a merger event where holders of such Reference Stock would receive all cash or a distribution of property with respect to such Reference Stock, the Calculation Agent will have the option to replace such Reference Stock with the common stock of a company that replaces such Reference Stock in the Dow Jones Industrial Average^{SM} or the common stock of a U.S. company with the largest market capitalization with the same primary Standard Industrial Classification Code ("SIC Code") as such Reference Stock. In the event of any such corporate event, you will become subject to the closing price risk of the Successor Reference Stock. We describe the specific corporate events that can lead to these adjustments, the procedures for selecting another Reference Stock and Reference Stock issuer on the basis of SIC industry code and market capitalization and the procedures for adjusting the closing price (in the case of daily monitoring) or price (in the case of continuous monitoring) of any Reference Stock upon the occurrence of certain other corporate events in the section of this product supplement entitled "General Terms of Notes — Anti-dilution Adjustments." You should read this section in order to understand these and other adjustments that may be made to your notes. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes.

Anti-dilution protection is limited

The calculation agent will make adjustments to the Stock Adjustment Factor, which will be set initially at 1.0, applicable to any Reference Stock and, consequently, the Physical Delivery Amount for such Reference Stock, for certain adjustment events (as defined below) affecting a Reference Stock, including stock splits and certain corporate actions. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of a Reference Stock or another party makes a partial tender or partial exchange offer for a Reference Stock. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-dilution Adjustments" for further information.

We may exercise any and all rights we may have as a lender to or a security holder of any of the issuers of the Reference Stocks

If we or any of our affiliates are lenders to, or hold securities of, any of the issuers of the Reference Stocks, we will have the right, but not the obligation, to exercise or refrain from exercising our rights as a lender to, or holder of securities of such issuer. Any exercise of our rights as a lender or holder of securities of any issuer of a Reference Stock, or our refraining from such exercise, will be made without regard to your interests and could affect the value of the notes.

We or our affiliates may have adverse economic interests to the holders of the notes

J.P. Morgan Securities Inc. and other affiliates of ours may trade the Reference Stocks and other financial instruments related to the Reference Stocks on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of Reference Stocks and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to one, some or all of the Reference Stocks. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the prices of the Reference Stocks and, accordingly, could affect the payment you receive at maturity.

We or our affiliates may currently or from time to time engage in business with the issuers of the Reference Stocks, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the issuers of the Reference Stocks or the Reference Stocks, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about those issuers. Any prospective purchaser of notes should undertake an independent investigation of issuers of the Reference Stocks as is in its judgment appropriate to make an informed decision with respect to an investment in the notes.

We may hedge our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price of each Reference Stock, the Protection Amount applicable to each of the Reference Stocks, the price of each Reference Stock quoted on the applicable Relevant Exchange, the closing price of each Reference Stock on any day during the Monitoring Period, the Stock Adjustment Factor of each Reference Stock, anti-dilution adjustments and reorganization events, the selection of any Successor Reference Stock, the Final Share

Price of each Reference Stock, the amount of interest payable on any Interest Payment Date, and the amount we will pay you at maturity, as well as, in determining whether a Trigger Event has occurred, whether and how much the closing price of each Reference Stock on any day during the Monitoring Period and the Final Share Price of each Reference Stock have declined from the relevant Initial Share Price. The calculation agent will also be responsible for determining whether a market disruption event has occurred and whether a day is an Interest Payment Date. In performing these duties, J.P Morgan Securities Inc. may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where J.P. Morgan Securities Inc., as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Final Share Price of any Reference Stock and calculating the payment at maturity that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that a Valuation Date and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

The tax consequences of an investment in the notes are unclear

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. Pursuant to the terms of the notes and subject to the discussion in the section entitled "Certain U.S. Federal Income Tax Consequences," we and you agree to characterize the notes for U.S. federal income tax purposes as a unit comprising (i) a put option written by you that requires you to purchase the Least Performing Reference Stock from us at maturity under circumstances where the payment at maturity is the Physical Delivery Amount and (ii) a deposit of $1,000 per $1,000 principal amount note to secure your potential obligation to purchase the Least Performing Reference Stock. No assurance can be given that the IRS will accept, or that a court will uphold, this characterization. If the IRS were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes could differ materially from our description herein. You are urged to review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 37-III and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

We cannot assure you that the public information provided on the issuers of the Reference Stocks is accurate or complete

All disclosures contained in the relevant terms supplement and this product supplement regarding the issuers of the Reference Stocks are derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuers of the Reference Stocks in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuers of the Reference Stocks are accurate or complete, and are not responsible for public disclosure of information by the issuers of the Reference Stocks, whether contained in filings with the Securities and Exchange Commission, which we refer to as the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement, including events that would affect the accuracy or completeness of the public filings of the issuers of the Reference Stocks or the values of the Reference Stocks (and therefore the closing price of the Reference Stocks on any day during the Monitoring Period and the Final Share Prices of the Reference Stocks), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuers of the Reference Stocks could affect the amount you will receive at maturity of the notes and, therefore, the trading prices of the notes. Any prospective purchaser of the notes should undertake an independent investigation of the issuers of the Reference Stocks as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes which commissions include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Reference Stocks or instruments whose value is derived from one or more of the Reference Stocks. While we cannot predict an outcome, such hedging activity or other hedging and investment activity of ours could potentially increase the closing prices of the Reference Stocks on any trading day as well as the Initial Share Prices of the Reference Stocks, and, therefore, effectively establish a higher price at which the Reference Stocks must trade for you to receive at maturity of the notes the principal amount of your notes (in addition to interest payments over the term of the notes). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Reference Stocks or instruments whose value is derived from one or more of the Reference Stocks. Although we have no reason to believe that any of these activities will have a material impact on the price of the Reference Stocks or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE REFERENCE STOCKS

In the relevant terms supplement, we will provide summary information regarding the business of the issuers of the Reference Stocks based on their publicly available documents. We take no responsibility for the accuracy or completeness of such information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuers of the Reference Stocks may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant terms supplement relate only to the notes offered thereby and do not relate to the Reference Stocks or other securities of the issuers of the Reference Stocks. We have derived any and all disclosures contained in this product supplement and the relevant terms supplement regarding the issuers of the Reference Stocks from the publicly available documents described above. In connection with the offering of the notes, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuers of the Reference Stocks. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuers of the Reference Stocks is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading prices of the Reference Stocks (and therefore the Stock Adjustment Factor of any Reference Stock) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuers of the Reference Stocks could affect the payment at maturity with respect to the notes and therefore the trading prices of the note.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Stocks.

We and/or our affiliates may currently or from time to time engage in business with the issuers of the Reference Stocks, including extending loans to, or making equity investments in, such issuers or providing advisory services to such issuers, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Reference Stocks or their issuers, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views with respect to the Reference Stocks or their issuers, and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of a note, you should undertake an independent investigation of the Reference Stocks or their issuers as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Historical performance of the Reference Stocks

We will provide historical price information on each of the Reference Stocks in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Hypothetical returns on your notes

The relevant terms supplement may include a table, chart or graph showing various hypothetical returns on your note based on a range of hypothetical Final Share Prices, whether the closing price of any of the Reference Stocks on any day during the Monitoring Period has declined, as compared to the relevant Initial Share Price, by more than the relevant Protection Amount and various key assumptions shown in the relevant terms supplement, in each case assuming the investment is held from the issue date until the scheduled maturity date.

Any table, chart or graph showing hypothetical returns will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical market values of the Reference Stocks on the scheduled Valuation Date(s) could have on the hypothetical returns on your note, if held to the scheduled maturity date, calculated in the manner described in the relevant terms supplement and assuming all other variables remained constant. Any payments at maturity listed in the relevant terms supplement will be entirely hypothetical. They will be based on Final Share Prices or closing prices of the Reference Stocks on any day during the Monitoring Period, in each case that may vary and on assumptions that may prove to be erroneous.

The return on your note may bear little relation to, and may be much less than, the return that you might achieve were you to invest in one or more of the Reference Stocks directly. Among other things, the return on one or more of the Reference Stocks could include substantial dividend payments, which you will not receive as an investor in your note, and an investment in any of the Reference Stocks is likely to have tax consequences that are different from an investment in your note.

We describe various risk factors that may affect the market value of your note, and the unpredictable nature of that market value, under "Risk Factors" above.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price of each Reference Stock, the Protection Amount applicable to each of the Reference Stocks, the price of each Reference Stock quoted on the applicable Relevant Exchange, the closing price of each Reference Stock on any day during the Monitoring Period, the Stock Adjustment Factor of each Reference Stock, anti-dilution adjustments and reorganization events, the selection of any Successor Reference Stock, the Final Share Price of each Reference Stock, the amount of interest payable on any Interest Payment Date, and the amount we will pay you at maturity, as well as, in determining whether a Trigger Event has occurred, whether and how much the closing price of each Reference Stock on any day during the Monitoring Period and the Final Share Price of each Reference Stock have declined from the relevant Initial Share Price. In addition, the calculation agent will determine whether there has been a market disruption event and whether a day is an Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each Interest Payment Date on or prior to 11:00 a.m. on the business day preceding the maturity date and each Interest Payment Date, if applicable.

All calculations with respect to the Initial Share Prices, the closing prices of the Reference Stocks on any day during the Monitoring Period, the Final Share Prices and the payment at maturity to a note holder will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

The Dow Jones Industrial Average℠

All disclosures contained in this product supplement no. 37-III regarding the Dow Jones Industrial Average℠, including, without limitation, its make-up, are derived from publicly available information prepared by Dow Jones & Company, Inc. ("Dow Jones"). We do not take any responsibility for the accuracy or completeness of such information.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. Dow Jones' only relationship to JPMorgan Chase & Co. is in the licensing of certain trademarks and trade names of Dow Jones and of the Dow Jones Industrial Average℠ which is determined, composed and calculated by Dow Jones without regard to JPMorgan Chase & Co. or the notes. Dow Jones has no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the Dow Jones Industrial Average℠. Dow Jones is not responsible for and has not participated in the determination of the timing, prices, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE℠ OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO.,

OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND JPMORGAN CHASE & CO.

Market Disruption Events

"Market Disruption Event" means, with respect to each Reference Stock (or any security for which a closing price must be determined):

- the occurrence or existence of a suspension, material limitation or absence of trading of such Reference Stock (or such security) on the primary market for such Reference Stock (or such security) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market;

- a breakdown or failure in the price and trade reporting systems of the primary market for such Reference Stock (or such security) as a result of which the reported trading prices for such Reference Stock (or such security) during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate;

- a suspension, material limitation or absence of trading on the primary market for trading in options contracts related to such Reference Stock (or such security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable market; or

- a decision to permanently discontinue trading in such related options contract,

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that any event described above materially interfered with our ability or the ability of any of our affiliates to effect transactions in such Reference Stock or any instrument related to such Reference Stock or to adjust or unwind all or a material portion of any hedge position in such Reference Stock with respect to the notes.

For the purpose of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange or market for such Reference Stock,

- limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the Securities Exchange Commission or any other relevant authority of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading,

- a suspension of trading in futures or options contracts on such Reference Stock (or such security) by the primary securities market trading in such contracts, if available, by reason of:

  - a price change exceeding limits set by such securities exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to such Reference Stock (or such security), as determined by the calculation agent in its sole discretion. A "suspension, absence or material limitation of trading" on the primary securities market on which futures or options contracts related to such Reference Stock (or such other security) are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Anti-dilution Adjustments

The Stock Adjustment Factor for each Reference Stock is subject to adjustment by the calculation agent as a result of the anti-dilution and reorganization adjustments described in this section.

No adjustments to any Stock Adjustment Factor will be required unless such Stock Adjustment Factor adjustment would require a change of at least 0.1% in such Stock Adjustment Factor then in effect. A Stock Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Stock Adjustment Factor for any Reference Stock after the close of business on the business day immediately preceding the maturity date.

No adjustments to the Stock Adjustment Factor for any Reference Stock will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of a Reference Stock on any trading day during the term of the notes. No adjustments will be made for certain other events, such as offerings of common stock by the issuer of a Reference Stock for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for a Reference Stock by the issuer of such Reference Stock or any third party.

J.P. Morgan Securities Inc., as calculation agent, shall be solely responsible for (1) the determination and calculation of any adjustments to the Stock Adjustment Factors and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section, and (2) the determination of any Successor Reference Stock, and its determinations and calculations shall be conclusive absent manifest error.

We will, within ten business days following the occurrence of an event that requires an adjustment to any Stock Adjustment Factor, or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which shall provide written notice to the trustee, which shall provide notice to the holders of the notes of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth such adjusted Stock Adjustment Factor.

Stock Splits and Reverse Stock Splits

If a Reference Stock is subject to a stock split or reverse stock split, then once any split has become effective, the Stock Adjustment Factor relating to such Reference Stock will be adjusted so that the new Stock Adjustment Factor shall equal the product of:

- the prior Stock Adjustment Factor for such Reference Stock, and
- the number of shares which a holder of one share of such Reference Stock before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

Stock Dividends

If a Reference Stock is subject to a (i) stock dividend, *i.e.*, issuance of additional shares of such Reference Stock, that is given ratably to all holders of shares of such Reference Stock, or (ii) distribution of shares of such Reference Stock as a result of the triggering of any provision of the corporate charter of the issuer of such Reference Stock, then, once the dividend has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor for such Reference Stock will be adjusted so that the new Stock Adjustment Factor for such Reference Stock shall equal the prior Stock Adjustment Factor for such Reference Stock plus the product of:

- the prior Stock Adjustment Factor for such Reference Stock, and

- the number of additional shares issued in the stock dividend with respect to one share of such Reference Stock.

Non-cash Dividends and Distributions

If the issuer of a Reference Stock distributes shares of capital stock, evidences of indebtedness or other assets or property of the issuer of such Reference Stock to holders of such Reference Stock (other than (i) dividends, distributions and rights or warrants referred to under "— Stock Splits and Reverse Stock Splits" and "— Stock Dividends" above and (ii) cash distributions or dividends referred under "— Cash Dividends" below), then, once the distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor for such Reference Stock will be adjusted so that the new Stock Adjustment Factor for such Reference Stock shall equal the product of:

- the prior Stock Adjustment Factor for such Reference Stock, and

- a fraction, the numerator of which is the Current Market Price of such Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "Current Market Price" of a Reference Stock means the arithmetic average of the closing prices of such Reference Stock for the ten trading days prior to the trading day immediately preceding the ex-dividend date of the cash dividend or distribution requiring an adjustment to the Stock Adjustment Factor for such Reference Stock.

The "Fair Market Value" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Notwithstanding the foregoing, a distribution on a Reference Stock described in clause (a), (d) or (e) of the section entitled "— Reorganization Events" below that also would require an adjustment under this section shall not cause an adjustment to the Stock Adjustment Factor of such Reference Stock and shall only be treated as a Reorganization Event (as defined below) pursuant to clause (a), (d) or (e) under the section entitled "— Reorganization Events." A distribution on a Reference Stock described in the section entitled "— Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section shall only cause an adjustment pursuant to the section entitled "— Issuance of Transferable Rights or Warrants."

Cash Dividends

If the issuer of a Reference Stock pays dividends or makes other distributions consisting exclusively of cash to all holders of such Reference Stock during any fiscal quarter during the term of the notes, in an aggregate amount that, together with other such dividends or distributions made during such quarterly fiscal period, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor for such Reference Stock will be adjusted so that the new Stock Adjustment Factor for such Reference Stock shall equal the product of:

- the prior Stock Adjustment Factor for such Reference Stock, and

- a fraction, the numerator of which is the Current Market Price of such Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the amount in cash per share the issuer of such Reference Stock distributes to holders of such Reference Stock in excess of the Dividend Threshold.

"Dividend Threshold" shall mean the amount of any cash dividend or cash distribution distributed per share of a Reference Stock that exceeds the immediately preceding cash dividend or other cash distribution, if any, per share of such Reference Stock by more than 10% of the closing price of such Reference Stock on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

"Ex-dividend date" with respect to a Reference Stock shall mean the first trading day on which transactions in such Reference Stock trade on the Relevant Exchange without the right to receive that cash dividend or other cash distribution.

Issuance of Transferable Rights or Warrants

If the issuer of a Reference Stock issues transferable rights or warrants to all holders of such Reference Stock to subscribe for or purchase such Reference Stock, including new or existing rights to purchase such Reference Stock at an exercise price per share less than the closing price of such Reference Stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights and warrants pursuant to a shareholder's rights plan or arrangement, and if the expiration date of such rights or warrants precedes the maturity date of the notes, then the Stock Adjustment Factor for such Reference Stock will be adjusted on the business day immediately following the issuance of such transferable rights or warrants so that the new Stock Adjustment Factor for such Reference Stock shall equal the prior Stock Adjustment Factor for such Reference Stock plus the product of:

- the prior Stock Adjustment Factor for such Reference Stock, and

- the number of shares of such Reference Stock that can be purchased with the cash value of such warrants or rights distributed on one share of such Reference Stock.

The number of shares that can be purchased will be based on the closing price of such Reference Stock on the date the new Stock Adjustment Factor for such Reference Stock is determined. The cash value of such warrants or rights, if the warrants or rights are traded on a U.S. national securities exchange, will equal the closing price of such warrant or right, or, if the warrants or rights are not traded on a U.S. national securities exchange, will be determined by the calculation agent and will equal the average (mean) of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date the new Stock Adjustment Factor for such Reference Stock is determined, provided that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average (mean) of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events

If prior to the maturity date,

(a) there occurs any reclassification or change of a Reference Stock, including, without limitation, as a result of the issuance of tracking stock by the issuer of such Reference Stock,

(b) the issuer of a Reference Stock, or any surviving entity or subsequent surviving entity of the issuer of a Reference Stock (a "Successor Entity"), has been subject to a merger, combination or consolidation and is not the surviving entity,

(c) any statutory exchange of securities of the issuer of a Reference Stock or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above,

(d) the issuer of a Reference Stock is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law,

(e) the issuer of a Reference Stock issues to all of its shareholders equity securities of an issuer other than the issuer of such Reference Stock, other than in a transaction described in clauses (b), (c) or (d) above (a "Spin-off Event"), or

(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of a Reference Stock and is consummated for all or substantially all of such shares, as determined by the calculation agent in its sole discretion (an event in clauses (a) through (f), a "Reorganization Event"),

then, instead of adjusting the Stock Adjustment Factor for such Reference Stock, the Calculation Agent, in its sole discretion without consideration for the interests of investors, shall either (A) determine a Successor Reference Stock (as defined below) to such Reference Stock that experiences any such Reorganization Event (the "Original Reference Stock") after the close of the principal trading session on the trading day immediately prior to the effective date of such Reorganization Event in accordance with the following paragraph (each successor reference stock as so determined, a "Successor Reference Stock" and such successor reference stock issuer, a "Successor Reference Stock Issuer") or (B) deem the closing price and the Stock Adjustment Factor of such Original Reference Stock on the trading day immediately prior to the effective date of such Reorganization Event to be the closing price (in the case of daily monitoring) or price (in the case of continuous monitoring) and Stock Adjustment Factor of such Original Reference Stock on every remaining trading day to and including the last trading day in the Monitoring Period. Upon the determination by the Calculation Agent of any Successor Reference Stock pursuant to clause (A) of the preceding sentence, references in this product supplement or the relevant terms supplement to such "Reference Stock" shall no longer be deemed to refer to the Original Reference Stock and shall be deemed instead to refer to any such Successor Reference Stock for all purposes, and references in this product supplement or the relevant terms supplement to "issuer" of the Original Reference Stock shall be deemed to be to any such Successor Reference Stock Issuer. Upon the selection of any Successor Reference Stock by the Calculation Agent pursuant to clause (A) of the preceding sentence, (i) the Protection Amount for such Successor Reference Stock will be an amount that represents the same percentage of the closing price of such Successor Reference Stock on the trading day immediately following the effective date of the Reorganization Event as the percentage of the Initial Share Price of the Original Reference Stock represented by the Protection Amount of the Original Reference Stock, as determined by the Calculation Agent, and (ii) the Stock Adjustment Factor for such Successor Reference Stock shall be 1.0, subject to adjustment for certain corporate events related to such Successor Reference Stock in accordance with "— Anti-dilution Adjustments."

The "Successor Reference Stock" will be (1) if, on the trading day immediately prior to the effective date of such Reorganization Event, the Original Reference Stock has been removed from the Dow Jones Industrial Average℠, the successor to such Original Reference Stock in the Dow Jones Industrial Average℠ or (2) if, on the trading day immediately prior to the effective date of such Reorganization Event, the Original Reference Stock has not been removed from the Dow Jones Industrial Average℠, the common stock of the U.S. company then registered to trade on the NYSE or NASDAQ, that is not then a component of the Dow Jones Industrial Average℠, with the largest market capitalization with the same primary Standard Industrial Classification Code ("SIC Code") as the Original Reference Stock selected by the Calculation Agent; *provided, however*, that a Successor Reference Stock will not be any stock that is subject to a trading restriction under the trading restriction policies of JPMorgan Chase & Co. or any of its affiliates that would materially limit the ability of JPMorgan Chase & Co. or any of its affiliates to hedge the notes with respect to such stock (a "Hedging Restriction"); *provided further* that if a Successor Reference Stock cannot be identified by primary SIC Code for which a Hedging Restriction does not exist, the Successor Reference Stock will be selected by the Calculation Agent from the largest market capitalization stock of a U.S. company within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the Original Reference Stock.

Following a Reorganization Event in which a Successor Reference Stock is selected, the Stock Adjustment Factor of the Successor Reference Stock will be subject to adjustment as described above under this "Anti-dilution Adjustments" section, and, if no Successor Reference Stock is selected, the Original Reference Stock Issuer will, upon a subsequent Reorganization Event, be subject to the election by the Calculation Agent described in clause (A) and (B) of the first paragraph under "— Anti-dilution Adjustments — Reorganization Events."

We will, or will cause the Calculation Agent to, provide written notice to the Trustee, to us and to DTC within thirty business days immediately following the effective date of any Reorganization Event, of the Successor Reference Stock Issuer, the Successor Reference Stock, the Protection Amount and the Initial Share Price for such Successor Reference Stock, as well as the Original Reference Stock so replaced. We expect that such notice will be passed on to you, as a beneficial owner of the notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

Unless otherwise specified in the relevant terms supplement, in case of an event of default with respect to the notes shall have occurred and be continuing, the amount of declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be calculated as if the date of acceleration were the final Valuation Date, plus, if applicable, any accrued and unpaid interest on the notes. If the notes have more than one Valuation Date, then for each Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration shall be the corresponding Valuation Dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the notes, any interest will be calculated on the basis of 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

License Agreement between Dow Jones and J.P. Morgan Securities Inc.

Dow Jones and J.P. Morgan Securities Inc. have entered into a non-exclusive license agreement providing for the sub-license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the Dow Jones Industrial Average^{SM}, which is owned and published by Dow Jones, in connection with certain securities.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This summary applies to you only if you are an initial holder of the notes purchasing the notes at the issue price for cash and hold them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation of the notes that may be relevant to you in light of your particular circumstances, nor does it address all of your tax consequences if you are subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;

- a tax-exempt organization;

- a dealer in securities or foreign currencies;

- a "regulated investment company" as defined in Code Section 851;

- a "real estate investment trust" as defined in Code Section 856;

- a person holding the notes as part of a hedging transaction, straddle, conversion transaction, integrated transaction, or entering into a "constructive sale" with respect to the notes;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. **If you are considering the purchase of notes, you are urged to consult your own tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the notes for U.S. federal income tax purposes as a unit comprising (i) a put option (a "Put Option") written by you that, under circumstances where the payment at maturity is the Physical Delivery Amount, requires you to purchase the Least Performing Reference Stock from us at maturity for an amount equal to the Deposit (as defined below) and (ii) a deposit of $1,000 per $1,000 principal amount note to secure your potential obligation to purchase the Least Performing Reference Stock (a "Deposit"). Under this characterization, we and you agree to treat a portion of the periodic payments made with respect to the notes as interest on the Deposit, and the remainder as a premium paid to you (the "Put Premium") in consideration of your entry into the Put Option. We will specify in the applicable terms supplement what portion of the periodic payments made with respect to the notes will be treated as interest and Put Premium, respectively. We intend to seek an opinion from Davis Polk & Wardwell, our special tax counsel, which will be based upon the terms of the notes at the time of the relevant offering and certain factual representations to be received from us, that it is reasonable to treat the notes as a unit comprising a Put Option and a Deposit for U.S. federal income tax purposes. Whether Davis Polk & Wardwell expresses an opinion regarding the characterization of the notes will be indicated in the applicable terms supplement. No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. While other characterizations of the notes could be asserted by the IRS, as discussed below, the following discussion assumes that this characterization of the notes is respected.

Significant aspects of the U.S. federal income tax consequences of an investment in the notes are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein. As a result, if you are considering purchasing the notes, you should consult your own tax adviser regarding the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes) and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;

- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More Than One Year

Assuming the characterization of the notes described above is respected, and the term of the notes (including the issue date but not the maturity date) from issuance to maturity (including the last possible date that the notes could be outstanding) is not more than one year, the following discussion applies.

Tax Treatment Prior to Maturity

Because the term of these notes is one not more than one year, the Deposit will be treated as a short-term obligation for U.S. federal income tax purposes. Under the applicable Treasury regulations, the Deposit will be treated as being issued at a discount equal to the sum of all interest payments to be made with respect to the Deposit. Accordingly, accrual method holders, and cash method holders who so elect, should include the discount in income as it accrues on a straight line basis, unless they elect to accrue the discount on a constant yield method based on daily compounding. Cash method holders who do not elect to accrue the discount in income currently should include interest paid on the Deposit upon its receipt. Additionally, cash method holders who do not elect to accrue the discount in income currently will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the notes in an amount not exceeding the accrued discount until it is included in income.

The receipt of the Put Premium will not be taxable to you.

Sale or Exchange of the Notes

Upon a sale or exchange of the notes prior to maturity, you will be required to recognize short-term capital gain or loss in an amount equal to the difference between (i) the sum of (a) the amount realized on the sale or exchange (excluding the amount attributable to accrued but unpaid discount with respect to the Deposit) plus (b) the total payments received attributable to Put Premium and (ii) the issue price of the notes.

The amount attributable to accrued but unpaid discount with respect to the Deposit will be treated as a payment of interest.

Tax Treatment at Maturity

If the notes are held to maturity and the Put Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit), you will recognize short-term capital gain equal to the sum of all Put Premium payments received.

If the notes are held to maturity and the Put Option is exercised (*i.e.*, you receive the Least Performing Reference Stock), you will not recognize gain or loss with respect to the Put Option (other than with respect to cash received in lieu of fractional shares). Your adjusted basis in the Least Performing Reference Stock received (including any fractional shares) will be equal to the amount of the Deposit minus the sum of all Put Premium payments received. Your holding period with respect to the Least Performing Reference Stock will start on the day after you receive the Least Performing Reference Stock. You will generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares in an amount equal to the difference between the amount of cash received in lieu of fractional shares and your basis in such shares.

Notes with a Term of More Than One Year

Assuming the characterization of the notes described above is respected, and the term of the notes (including the issue date but not the maturity date) from issuance to maturity (including the last possible date that the notes could be outstanding) is more than one year, the following discussion applies.

Tax Treatment Prior to Maturity

Interest paid with respect to the Deposit will be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes.

The receipt of the Put Premium will not be taxable to you.

Sale or Exchange of the Notes

Upon a sale or exchange of the notes prior to maturity, you will be required to recognize short-term capital gain or loss with respect to the Put Option, regardless of how long you have held the notes, in an amount equal to the total payments received attributable to Put Premium plus (or minus) the amount you are deemed to receive from (or pay to) the buyer of your notes to assume your rights and obligations under the Put Option. If you have held the notes for more than one year at the time of the sale or exchange, you will recognize long-term gain or loss with respect to the Deposit in an amount equal to the difference between (i) the cash proceeds from the sale or exchange (excluding amounts attributable to accrued but unpaid interest) minus (or plus) the amount you are deemed to receive from (or pay to) the buyer of your notes to assume your rights and obligations under the Put Option and (ii) the issue price of the Deposit, which should equal the issue price of the notes.

The amount attributable to accrued but unpaid interest with respect to the Deposit will be treated as a payment of interest.

Tax Treatment at Maturity

If the notes are held to maturity and the Put Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit), you will recognize short-term capital gain equal to the sum of all Put Premium payments received.

If the notes are held to maturity and the Put Option is exercised (*i.e.*, you receive the Least Performing Reference Stock), you will not recognize gain or loss with respect to the Put Option (other than with respect to cash received in lieu of fractional shares). Your adjusted basis in the Least Performing Reference Stock received (including any fractional shares) will be equal to the amount of the Deposit minus the sum of all Put Premium payments received. Your holding period with respect to the Least Performing Reference Stock will start on the day after you receive the Least Performing

Reference Stock. You will generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares in an amount equal to the difference between the amount of cash received in lieu of fractional shares and your basis in such shares.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization of the notes, the timing and character of income on the notes could differ materially from our description herein. For example, if the term of the notes from issue to maturity (including the last possible date that the notes could be outstanding) is more than one year, the IRS might treat the notes as "contingent payment debt instruments." In such event, regardless of whether you are an accrual method or cash method taxpayer, you would be required to accrue into income original issue discount, or "OID," on the notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold the notes and any gain recognized at expiration or upon sale or other disposition of the notes would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the notes are possible. For instance, you could be required to include the full amount of the periodic payments on the notes as ordinary income in accordance with your method of accounting. Accordingly, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a Non-U.S. Holder if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Generally, if you are a Non-U.S. Holder and certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements, we do not believe that you should be subject to withholding tax with respect to stated interest payments on the notes.

If you are engaged in a trade or business in the United States, and if payments on the notes are effectively connected with the conduct of that trade or business, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you are urged to consult your own tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the second preceding paragraph. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in such individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note may be treated as U.S. situs property, subject to U.S. federal estate tax. Such individuals and entities are urged to consult their own tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

THE TAX CONSEQUENCES TO YOU OF OWNING THE NOTES ARE UNCLEAR. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISER REGARDING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 37-III or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 37-III or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 37-III and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction n° 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 37-III or the accompanying prospectus supplement, prospectus or terms supplement, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 37-III and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 37-III nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 37-III, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The notes may not be publicly offered in Switzerland, as such term is defined or interpreted under the Swiss Code of Obligations. Neither this product supplement no. 37-III, the accompanying prospectus supplement, prospectus or terms supplement nor any of the documents related to the notes constitute a prospectus in the sense of article 652a or 1156 of the Swiss Code of Obligations.

In addition, notes that fall within the scope of the Swiss Investment Fund Act may not be offered and distributed by means of public advertising in or from Switzerland, as such term is defined or interpreted under the Swiss Investment Fund Act. Such notes will not be registered with the Swiss

Federal Banking Commission under the Swiss Investment Fund Act and the corresponding Swiss Investment Fund Ordinance and investors will, therefore, not benefit from protection under the Swiss Investment Fund Act or supervision by the Swiss Federal Banking Commission.

Unless otherwise specified in the applicable terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable statutory or administrative exemption (as described below).

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) are available or there was some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to constitute a representation) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to similar law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.